SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g)
     of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          MORTON INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)

                                    1-12825
                           (Commission File Number)

                           100 North Riverside Plaza
                         Chicago, Illinois  60606-1596
                                (312) 807-2000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $1.00 Per Share
           (Title of each class of securities covered by this Form)

                  9 1/4% Credit Sensitive Debentures Due 2020
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a) (1) (i)          [X]
Rule 12g-4(a) (1) (ii)         [ ]
Rule 12g-4(a) (2) (i)          [ ]
Rule 12g-4(a) (2) (ii)         [ ]
Rule 12h-3(b) (1) (i)          [ ]
Rule 12h-3(b) (1) (ii)         [ ]
Rule 12h-3(b) (2) (i)          [ ]
Rule 12h-3(b) (2) (ii)         [ ]
Rule 15d-6                     [ ]

Approximate number of holders of record as of the certification or notice date:

     Common Stock   -  1
Pursuant to the requirements of the Securities Exchange Act of 1934, Morton has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                  MORTON INTERNATIONAL, INC.


                                  BY: /s/ Raymond P. Buschmann
                                      --------------------------------------
                                         Name:  Raymond P. Buschmann
                                         Title: Vice President for Legal
                                                Affairs, General Counsel and
                                                Secretary



DATE: June 22, 1999






























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